Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ American Stock Exchange - Ticker Symbol - AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 21 - 2005

     SEPTEMBER 30, 2005
FOR IMMEDIATE RELEASE

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) has received a positive Updated Feasibility Study prepared by Roscoe Postle Associates Inc. (“RPA”) for its Casa Berardi Project located in northwestern Quebec, Canada, integrating the results from the January 2005 Feasibility Study, based on reserves above 700 metre level, and the January 2005 resources estimate, based on resources below 700 metre level. The Updated Feasibility Study has incorporated into the updated mine plan, the higher grade gold below 700 metres in Zone 113.

“We are pleased with the results of the Updated Feasibility Study, which reflect a substantial increase in reserves, and a 6% reduction in total cash costs. It should be noted that at the prevailing gold price and exchange rate, the Project’s internal rate of return increases to 33% and that the total Project cash flow would increase by approximately $50 million.” said David Hall, Chief Executive Officer of Aurizon. “Pre-production work is progressing on schedule and on budget”.

The new mineral reserve estimate has been prepared by RPA as part of the Updated Feasibility Study, which has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. (“NI 43-101”)

HIGHLIGHTS

(All dollar figures expressed in Canadian dollars, except where indicated)

	Feasibility Study January 2005	Updated Feasibility Study September 2005
Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
West Mine Mineral Reserves (gold ounces)	867,900	1,212,800
Pre-production Capital Cost (in millions) (1)	$84.1	$102.6
Sustaining Capital Cost (in millions)	$34.0	$36.9
Pre-production period (2)	18 months	19 months
Total Operating Cost per tonne	$54	$62
Total Cash Cost per ounce (US$)	US$233/oz	US$219/oz
Payback period	3.5 years	2.75 years
Internal rate of return (before tax(3))	17%	23%
Average annual production rate (life of mine)	150,000 oz	175,000 oz
Average gold grade (life of mine)	6.2 grams/tonne	7.8 grams/tonne
Mine Life	5.5 years	6.2 years
Notes:
(1)	Since April 1, 2005, approximately $23 million of the capital cost has been incurred on the project.
(2)	As at April 1, 2005.
(3)	Aurizon will have approximately $150 million of accumulated exploration, development and capital costs, together with loss carry-
forwards available for deduction against taxable income, at commencement of commercial production.

In addition to Mineral Reserves noted above, the Project contains the following Mineral Resources:

Mineral Resources (Updated Feasibility Study September, 2005)	Tonnes	Grade Grams/tonne	Gold Ounces
Total Indicated Mineral Resources	2,721,000	5.11	446,800
Total Inferred Mineral Resources	5,649,000	6.50	1,184,000

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

Aurizon has implemented a continuous development program at Casa Berardi. The goal of this program is to advance the Casa Berardi Project to commercial production, in as short a period as possible, while reducing the pre-production capital costs and lowering the technical and financial risk of the Project. Development work at Casa Berardi has been undertaken concurrent with the feasibility work program.

The remaining pre-production time required to bring the Project to commercial production is anticipated to be 13 months. It is RPA’s opinion that the capital cost estimates included in the Updated Feasibility Study are of a higher confidence level than is normal for a feasibility study, due to the fact that contracts for 70 percent of the development work, including shaft, steel and cement, have been signed. Pre-production capital costs are estimated at C$102.6 million (US$82 million), of which approximately $23 million has already been incurred.

  On surface, 80% of site construction is complete. A new head frame has been erected along with a hoist room and surface ore and waste bins. Mechanical and electrical hoist installation is complete.
  Underground, the shaft has been raised up from the 550 metre level to the collar bottom. The 42 metre deep collar construction is completed. Installation of services required for shaft sinking are complete. Shaft sinking has recently commenced. Underground development is ongoing, achieving budgeted productivity. The ramp has been extended to 630 metres below the surface, representing 45% of the required ramp development. Five working headings have been accessed.
  Work on the refurbishment and modification of the Casa Berardi mill is underway.
  The majority of remaining pre-production activity will be for the mill and underground mine development.

The Updated Feasibility Study has been built around a mineral reserve based on drilling of Zone 113 and the West Mine. Technical problems encountered prior to the mine’s closure in 1997 have been addressed in the Updated Feasibility Study.

The start up plan anticipates that Casa Berardi production will be scaled up to reach an average of 175,000 ounces of gold per annum for 6 years, for total production of 1,092,000 ounces.

Aurizon has already retained the required key technical staff to develop and operate the mine, and has undertaken development and exploration drill programs in order to increase the Project’s mine life.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

History

The Casa Berardi project is located 95 kilometres north of La Sarre, northwestern Québec.

Previous mining operations were performed from a ramp accessing the upper part of the deposits at the East and West mine sites, from which 3.74 million tonnes, at an average grade of 6.7 grams of gold per tonne were extracted between 1988 and 1997 to produce 688,000 recovered ounces.

Following acquisition of the Project in 1998, Aurizon carried out a surface exploration diamond drill program with the objective of increasing the gold resources. This program was followed by underground drilling to increase the confidence level of known resources.

Surface and underground infrastructure

Existing facilities on site include a 2,200 tonnes per day processing plant, a building complex including warehouse, maintenance, mine dry, a 120KV electrical power line, and ramp access. Mobile equipment remaining from the previous operation is available for the proposed mining operation.

Aurizon has already completed construction of the following surface and underground infrastructures:

  The headframe, hoist buildings and silos
  Hoist mechanical and electrical installation
  42 metre concrete shaft collar and related shaft sinking services
  Ramp development in Zone 113 to the 630 metre level and to the Lower Inter to the 445 metre level
  Access drift to the shaft and stations on the 280 metre and 550 metre levels
  Access to 550, 570, 590, 610 and 630 metre sub levels
  Shaft pilot raise from the 550 metre level to shaft collar
  Ventilation raise from the 550 metre to the 280 metre level
  Fill raise/auxiliary ventilation raise from the 550 metre to the 610 metre level

Mineral reserves and resources

The Casa Berardi deposit is a vein type deposit located close to the contact between sedimentary basin sequence and the volcanic basement. The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system.

Mineral reserves and resource estimations have been classified in accordance with NI-43-101.

  Block models have been revised for Zone 113 in order to integrate the portions above and below the 700 metre level. Capping of 155 grams/tonne gold has been used for high grade core and 55 grams/tonne gold has been used for lower grade material
  Polygonal estimates were completed for Zone SW, NW and 111 in accordance with a 4.0 grams/tonnes gold cut-off grade. Previous resource estimates used a 3.0 grams/tonne gold cut-off.
  RPA has reviewed reports by Aurizon, Met-Chem, SRK and Geostat relating to resource estimates. In addition RPA constructed a block model for the Lower Inter Zone.

The selected mining method is Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres. The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method. The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
	News Release – September 30, 2005

CASA BERARDI UPDATED MINERAL RESERVE AND RESOURCE ESTIMATE
					High
				Cutoff	Assay
		Grade		Grade	Capping	Specific
		grams/	Gold	grams/	grams/	Gravity	Dilution
	Tonnes	tonne	Ounces	tonne	tonne	T/m3	Factor
PROBABLE MINERAL RESERVES
Zone 113	2,935,000	9.11	859,900	4.0	55 - 155	2.70	14%
Lower Inter Zone	1,190,000	6.08	232,600	4.0	40.0	2.77	10%
Northwest Zone	162,000	5.99	31,200	4.0	23.0	2.77	24%
Southwest Zone	420,000	4.12	55,600	4.0	18.5	2.77	19%
Zone 111	112,000	6.19	22,400	4.0	27.1	2.77	27%
Development ore	89,000	3.88	11,100	-	-	-	-
Total Probable Mineral Reserves	4,908,000	7.69	1,212,800
INDICATED MINERAL RESOURCES
Zone 113	231,000	5.04	37,400	4.0	55 - 155
Lower Inter	298,000	5.45	52,200		40.0
Zone 111	219,000	4.75	33,400		27.1
Northwest	44,000	6.17	8,700		23.0
Southwest	323,000	4.58	47,500		18.5
Inter Zone	124,000	4.43	17,600	3.0	18.7
Principal Zones below crown pillar	316,000	7.01	71,200	3.0	12.6 to 56.1
Principal Zones in crown pillar	339,000	5.51	60,000	3.0	12.6 to 56.1
West Mine Indicated Mineral Resources	1,894,000	5.39	328,000
East Mine crown pillar	827,000	4.47	118,800	1.3
Total Indicated Mineral Resources	2,721,000	5.11	446,800
INFERRED MINERAL RESOURCES
Zone 104	115,000	6.62	24,500	3.0	31.0
Zone 109	125,000	9.11	36,600	3.0	44.4
Zones 117-123	1,704,000	6.10	334,000	3.0	No capping
Principal Zones below crown pillar	1,316,000	6.50	275,000	3.0	12.6 to 56.1
Principal Zones in crown pillar	1,647,000	6.43	340,500	3.0	12.6 to 56.1
West Mine Total	4,907,000	6.41	1,010,600
East Mine Total	742,000	7.27	173,400	4.3	31.0
Total Inferred Mineral Resources	5,649,000	6.50	1,184,000

Notes: All of the above mineral reserve and resource estimates have been audited and/or prepared by RPA. Indicated Mineral Resources are exclusive of Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

Proposed surface and underground infrastructure

The proposed mine infrastructure incorporates a 5.5 metre diameter concrete vertical circular shaft down to 790 metres. Related surface and underground infrastructure including a headframe (mainly completed), hoist room (completed), and revised electrical distribution (underway). Ore and waste passes, ventilation raises, ramps and lateral development work and associated underground infrastructure is underway. All infrastructure has been designed to ensure a long mine life beyond that established in the Updated Feasibility Study.

Underground Mine Operation
Permanent Infrastructure	North of the Casa Berardi fault (massive volcanics)
Mining operation	South of the Casa Berardi fault (sediments)
Mining method	Stopes >10 metres wide - Sequential Transversal and Longitudinal long hole
Stopes <10 metres wide - Transversal long hole retreat

Back fill	Primary stoping sequence - cemented rockfill
Secondary stoping sequence - unconsolidated rockfill
Longitudinal retreat – 50% unconsolidated/50% consolidated rockfill
Production rate	Scale from 1,600 tonnes/day (start up)
2,200 tonnes/day (life of mine)

Standard stope dimension	20 metres high x 15 metres wide x zone thickness (average 11 metres)
Active stopes required	8 active stopes of 9,000 tonnes per month
Hoisting	5.5 metres circular concrete shaft (790 metres)
Hoisting capacity of 300 tonnes per hour

 The underground operation is designed to sustain a daily production rate of 2,200 tonnes, 7 days a week, 365 days a year. Initial production is expected to be established from higher grade portions of Zone 113, Zone NW, development in low grade material, and a development stock pile.

Mining and development sequence flexibility will be achieved by using both longitudinal and transversal mining methods, multiple ore zones, shaft and ramp access.

To mitigate previous operational ground problems related to drifts and infrastructure, permanent openings, such as the shaft, ramp, ore/waste pass systems and ventilation raises will be located north of the Casa Berardi fault within the massive volcanic rocks. The mining operation will be located on the south side of the fault and will not interfere with permanent infrastructure. To ensure long term ground stability, drift and stopes located within 10 metres of major faults will be cable bolted and shotcreted.

The previous operation experienced several serious stope failures. This has been addressed in the Updated Feasibility Study by limiting stope size, using cemented rock fill, improving backfill placement capacity and quality control, and proper stope sequencing to allow backfill curing time.

In RPA’s opinion, the proposed measures to maintain development and stope stability are in accordance with commonly accepted practice, and appropriate for the anticipated conditions.

Production rate problems experienced by the previous ramp-only operation will be addressed by hoisting ore up the new shaft and maintaining a sufficient stope inventory. Eight active stopes per month, each averaging 9,000 tonnes, will be required to sustain a planned production rate of 2,200 tonnes per day.

Ventilation requirements will be achieved by downcasting fresh air from the existing ventilation raise and the main ramp access. Exhaust air will be discharged through the new shaft and the East Mine. The mine dewatering system will pump dirty water from the 720 metre level to the surface settling pond.

The ore will be hoisted to surface through the new shaft, loaded into trucks from a storage bin and transported 5 kilometres to the processing plant. Ore from the lower portion of the orebody and from the former West mine area will be trucked to the orepass system or to the surface.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

Ore processing

Milling:	Intensive cyanidation leaching, gravity circuit followed by conventional Carbon-in-leach circuit
Average recovery (life of mine):	91.2%
Tailings:	1.4 million tonnes (residual capacity), additional cell required in year 2
Mill Operating days:	345 days (94.5% mill availability)

Processing of the ore will be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit. Metallurgical testwork, performed by SGS Lakefield Research, indicates that the addition of an intensive cyanide gravity circuit is expected to improve overall gold recovery. In accordance with the proportion of quartz and or sedimented hosted ratio, which impact the gold recovery, overall gold recovery is expected to be 91.2%. With minor modifications, the existing mill is expected to operate at 2,200 tonnes per day, for an annual production of 803,000 tonnes over 365 operating days. Mill production rate will be scaled up from 1,600 tpd to 2,200 tpd over a 15 month period.

Existing tailings pond capacity is estimated at 1.45 million cubic metres. Incremental storage capacity will be provided by the construction of a new cell.

Environmental compliance

In addition to the environmental permits transferred from the previous owners, a series of operating permits were obtained by Aurizon. Modifications to the permits will be obtained to reflect the proposed mining plan, milling rate and tailings management. The Project is being developed in compliance with federal and provincial regulations and World Bank Equator Principles.

Project master schedule

The Project master schedule estimates that the shaft, surface and underground facilities, required underground development, underground infrastructure, mill improvements and rehabilitation, and mine site infrastructure should be completed by November 1, 2006, within a 19 month period, from April 1, 2005. Aurizon is already six months into the construction period. The remaining Project master schedule includes permitting, remaining detailed engineering, current productivity rates, labour force availability, lead time for purchasing consumables and project commissioning.

Capital costs
CAPITAL COSTS
Total
$
(000’s)
Mine Development
Shaft	16,067
Underground development	23,693
Stope preparation, definition drilling, etc.	4,491

Plant & Infrastructure
Surface facilities	9,993
Underground infrastructure	11,186
Cement plant	2,666
Electrical distribution	4,180
Water management	1,286
Mill refurbishment and modification	4,775
Total Direct Costs	78,337
Contingency	6,343
Indirect
Engineering, procurement and construction management	743
Power/Fuel	2,441
Aurizon Labour	8,547
Owner’s Costs	6,209
Total	102,621

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

The scope of the project has been expanded since the January 2005 Feasibility Study, in order to access higher grade reserves (below 700 metres) early in the production cycle. Consequently additional underground development and stope preparation expenditures are included in the capital cost estimates. The increase in costs have been more than offset by the economic benefit of accessing the higher grades at depth.

Direct cost estimates for the shaft development, related surface infrastructure and steel are derived from recent tenders based on detailed engineering studies and/or contracts which have been awarded. Some of the work has already been completed. Quotes have been received for the necessary major mine and process equipment. Unit costs for the underground development are based on the contracts in force and supported by the actual productivity achieved on site. Given this degree of certainty, a contingency margin on direct costs of 8% is considered adequate.

It is anticipated that all underground pre-production development will be performed by mining contractors utilizing their own mobile equipment. After the pre-production stage, mining operations will be performed by Aurizon using a combination of existing and leased equipment and, therefore, no capital investment has been planned for major mining equipment.

Operating costs

Operating costs per tonne have increased from the January 2005 estimate due to higher cement and reagent costs, a reduction in the throughput rate, and the impact of mining at levels below the proposed shaft bottom which will require transport costs up to the shaft's lowest ore-handling system. The impact of the increases has been more than offset, on a cost per ounce basis, by the higher grades experienced at depth.

The average total cash cost is estimated at US$219 per ounce, using an exchange rate of 1.25, for the 6 year period covered.

UNIT OPERATING COSTS
($/Tonne)
Mining	$40
Milling	14
Administration	8
Total Unit Operating Costs	$62

Economic model

The economic model for the Updated Feasibility Study is based on mineral reserves for the West Mine area and includes a start-up base case scenario to quickly advance the project to the production stage. Results of infill drilling on Zone 109, Zone 113 updip extension and Zone 115 will be incorporated into a year end resource estimate.

FEASIBILITY STUDY SUMMARY
Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	4,804,000	Initial capital	$103M
Average gold grade (g/t)	7.8	Sustaining capital	$37M
Average mill recovery	91.2%	NPV (before taxes) @ 0%	$107M
Total Gold Produced (ozs.)	1,092,000	NPV (before taxes) @ 5%	$68M
Average annual ozs.	175,000	IRR (Note 1)	23%
Average total cash cost/oz	US$219
Note:
(1)	At the prevailing gold price and exchange rate, the internal rate of return is 33%.
(2)	Aurizon will have approximately $150 million of accumulated exploration, development and capital costs, together with loss carry-forwards available for deduction against taxable income, at commencement of commercial production

The economics of the project are mainly sensitive to fluctuations in the price of gold and exchange rate.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

SENSITIVITY ANALYSIS
	Change	Variation	Internal Rate
			of Return
	+ 10%	US$440	33%
Gold price - base case	-	US$400	23%
	- 10%	US$360	12%
	+ 10%	1.38	33%
Exchange rate - base case	-	1.25	23%
	- 10%	1.13	12%
	+ 10%	US$241	18%
Cash operating costs/ounce - base case	-	US$219	23%
	- 10%	US$197	28%
	+10%	C$112.9 m	19%
Pre-production capital costs - base case	-	C$102.6 m	23%
	-10%	C$92.4 m	27%

Outlook

Aurizon intends to advance the development of the Casa Berardi West Mine as quickly as possible and expand the known resources and reserves. The salient initiatives include:

  BNP Paribas has been awarded an exclusive mandate to arrange and underwrite a debt financing facility of up to Cdn$75 million to complete the construction and start-up of Casa Berardi. At the end of the second quarter 2005, Aurizon had $25 million in cash and working capital.
  Construction at Casa Berardi is already underway. Contracts have been awarded for 70% of the development work including shaft, steel and cement. Headframe and shafthouse construction is more than 80% complete. Shaft sinking has recently commenced.
  Aurizon has already spent $5.5 million in exploration and definition drilling activities in 2005 in order to increase and upgrade the quality of the indicated (466,000 ounces) and inferred (1,184,000 ounces) mineral resources identified on the Project. Three underground rigs are currently active in the West Mine area. Underground definition drilling is testing Zones 118 to 120 which are 500 to 700 metres east of Zone 113, with the intent of increasing resources and extending the mine life in this area. Underground exploration is also testing the dip extensions of Zone 113 to a depth of 1,100 metres.
  The surface exploration program is in the first year of an initial three year plan. Drilling west of the West Mine has been completed for 2005. Drilling is expected to continue on other targets outside of the mining lease late this year and in 2006.

UPDATED FEASIBILITY STUDY IMPROVES CASA BERARDI RESERVES AND ECONOMICS
News Release – September 30, 2005

Additional Information

Two sketches are attached showing the existing and planned underground development and exploration activities. A Technical Report based on the Updated Feasibility Study will be posted on the Company web site and on SEDAR within a 30 day period following this news release. All other information previously released on the Casa Berardi project is also available on the Aurizon website.

A conference call will be held at 10:30 a.m. Eastern Standard Time on Monday, October 3, 2005, to discuss the results of the Updated Feasibility Study.

Aurizon is a Canadian-based gold development company, with activities in the Abitibi region of northwestern Quebec, one of the world’s most prolific gold and base metal regions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932; Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" “indicated mineral resources” and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This news release uses the term "indicated” resources. We advise U.S. Investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This news release uses the term "inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

AURIZON MINES LTD.
CASA BERARDI Project
Composite Longitudinal Section
4 km
SURFACE
DECLINE
Mill (2200 t/d)
NW
111
SW
Lower Inter
113
TRACK DRIFT
Decline
140
157
-400m
-800m
-1200m
West Mine
Principal
East Mine
10400E
11200E
12000E
12800E
13600E
14400E
15200E
16000E
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Exploration Area
Area of current drilling activity
0
0.5
1.0 km

Reference: NR Issue No. 21-2005 Sketch A

AURIZON MINES LTD.
CASA BERARDI PROJECT

Surface Infrastructure

Headframe

Mill

Shaft Collar

Hoist

Lower Inter Zone
Preproduction U/G development

-400m
-600m
10600E
11000E
Existing Infrastructure
Preproduction Development 2005-2006
Production Development
(Feasibility 2005)
0
100m

Zone 113
Preproduction U/G development

-400m
-600m
11200E
11400E
550 Lev.
570 Lev.
590 Lev.
610 Lev.
630 Lev.
650 Lev.
670 Lev.
690 Lev.
710 Lev.
730 Lev.
Existing Infrastructure
Preproduction Development 2005-2006
Production Development
(Feasibility 2005)
0
50m
11400E

Reference: NR Issue No. 21-2005 Sketch B